SO
3-11-02



SECURITI 02007610 MISSION
Washington, D.C.

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SEC FILE NUMBER
8- 45260

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUSH BURNS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

MAR 05 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4111-W ANDOVER ROAD, SUITE 150
(No. and Street)

Bloomfield Hills	Michigan	48302-1909
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert J. Burns 248-540-3290
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

500 Woodward Avenue	Detroit	Michigan	48226-3424
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert J. Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUSH BURNS SECURITIES, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman
Title

Notary Public

SUSAN L. BURNS
Notary Public, Oakland County, MI
My Commission Expires Sep. 2, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Public Accountants on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Bush Burns Securities, Inc.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


ANDERSEN

Report of Independent Public Accountants

To the Shareholders of Bush Burns Securities, Inc.:

We have audited the accompanying statement of financial condition of Bush Burns Securities, Inc. (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bush Burns Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Detroit, Michigan,
February 13, 2002

BUSH BURNS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

CASH	$ 14,233
DEPOSITS WITH CLEARING ORGANIZATION	100,341
ACCOUNTS RECEIVABLE	23,495
SECURITIES OWNED	280,745
FURNITURE AND EQUIPMENT, net	1,210
DEFFERED TAX ASSET	20,041
PREPAID EXPENSES AND OTHER	17,296
Total assets	$457,361

LIABILITIES AND STOCKHOLDER'S EQUITY

DUE TO CLEARING ORGANIZATION	$ 41,881
ACCOUNTS PAYABLE	25,663
Total liabilities	67,544
STOCKHOLDERS' EQUITY:	
Common stock	60,000
Retained earnings	329,817
Total stockholder's equity	389,817
Total liabilities and stockholders' equity	$457,361

The accompanying notes are an integral part of this financial statement.

BUSH BURNS SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$256,361
Investment loss	(56,693)
Interest	89,896
Other income	40,162
Total revenues	329,726
EXPENSES:	
Clearing costs	106,899
Occupancy	57,363
Outside services	32,000
Telephone	20,736
Quotation services	21,668
Exchange fees	20,122
Corporate fees	13,715
Compensation and benefits	13,477
Equipment rental	11,418
Other expenses	10,519
Office supplies	4,174
Total expenses	312,091
INCOME BEFORE INCOME TAX EXPENSE	17,635
INCOME TAX EXPENSE	8,584
NET INCOME	$ 9,051

The accompanying notes are an integral part of this financial statement.

BUSH BURNS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Number of Shares	Common Stock	Retained Earnings	Total
BALANCE, December 31, 2000	1,000	$60,000	$320,766	$380,766
Net income	-	-	9,051	9,051
BALANCE, December 31, 2001	1,000	$60,000	$329,817	$389,817

The accompanying notes are an integral part of this financial statement.

BUSH BURNS SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 9,051
Adjustments to reconcile net income to net cash *provided by (used for) operating activities:*	
Depreciation	807
Accretion on deposits with clearing organization	155
Decrease in accounts receivable	17,393
Increase in securities owned	(114,422)
Increase in prepaid expenses and other	(87)
Decrease in deferred tax asset	7,319
Increase in due to clearing organization	41,881
Increase in accounts payable	252
Cash used for operating activities	(37,651)
NET DECREASE IN CASH	(37,651)
CASH BALANCE, AT BEGINNING OF YEAR	51,884
CASH BALANCE, AT END OF YEAR	$ 14,233

The accompanying notes are an integral part of this financial statement.

BUSH BURNS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE COMPANY

Bush Burns Securities, Inc. (the "Company") was formed in August 1992 for the purpose of providing discount brokerage services. The Company received its authorization from the various regulatory agencies, including the National Association of Securities Dealers, Inc., during the following months, and began operations in December 1992.

(2) SIGNIFICANT ACCOUNTING POLICIES

Commissions and clearing costs are recorded on a trade date basis as security transactions occur.

Deposits with clearing organization consist of Money Market Securities, stated at market value.

Transactions for securities owned are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value.

The Company clears its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amount payable to the clearing organization relates to proprietary transactions and is collateralized by securities owned by the Company.

Depreciation is provided on an accelerated basis using estimated useful lives of five to seven years.

The preparation of financial statements in accordance with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(3) COMMON STOCK

The authorized, issued, and outstanding shares of common stock at December 31, 2001 consist of common stock, no par value; 1,000 shares authorized, issued and outstanding.

(4) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. For the year ended December 31, 2001, the Company incurred no losses related to transactions performed on behalf of customers.

The Company does not anticipate nonperformance by counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $271,950, which was $171,950 in excess of its required net capital of $100,000. The Company's net capital ratio was .25 to 1.

There is no material difference between the computation of net capital as presented on Schedule I which follows these notes to financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2001.

(6) INCOME TAXES

The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The current and deferred portions of the income tax expense included in the financial statements as determined in accordance with Financial Accounting Standards No. 109 "Accounting for Income Taxes," as of December 31, 2001 are as follows:

Deferred	$ 7,319
Current	1,265
Total Provision	$ 8,584

The Company's effective tax rate approximates the statutory rate plus adjustments for prior periods. Deferred taxes primarily consist of deferred tax assets from unrealized losses for securities owned and capital loss carryforwards.

(7) RELATED PARTY TRANSACTIONS

The Company obtains outside services, leases equipment and purchases advertising services from certain related parties. Amounts paid for outside services and leasing with related parties amounted to $32,964 and $11,418 respectively, for the year ended December 31, 2001.

BUSH BURNS SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

AS OF DECEMBER 31, 2001

NET CAPITAL:	
Common stock	$ 60,000
Retained earnings	329,817
DEDUCTIONS-NON ALLOWABLE:	
Deposit at clearing broker – excess	(341)
Accounts receivable – other	(487)
Securities haircut	(35,692)
Furniture and equipment	(1,210)
Other assets	(80,137)

NET CAPITAL	$271,950
	=======
AGGREGATE INDEBTEDNESS	$ 67,544
	=======
NET CAPITAL RATIO	.25 to 1
	=======
MINIMUM NET CAPITAL	$100,000
	=======
MINIMUM NET CAPITAL RATIO	15 to 1
	=======

There is no material difference between the computation of net capital above and the Company's filing included in the FOCUS Report – PartIIA as of December 31, 2001.

BUSH BURNS SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from the provisions of SEC Rule 15c3-3 on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers, pursuant to Section (k)(2)(ii) of the Rule. Accordingly, there are no amounts reportable under this section.


ANDERSEN

Report of Independent Public Accountants

To the Management of Bush Burns Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Bush Burns Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practice and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons;

(2) Recordation of differences required by rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Detroit, Michigan
February 13, 2002.